SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              S C H E D U L E   13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*


                             ARISTA INVESTORS CORP.
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                                (Name of Issuer)

                      Class A Common Stock, $0.01 PAR VALUE
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                         (Title of Class of Securities)


                                    040408106
                                  --------------
                                 (CUSIP Number)

                             Copy to:     Stephen A. Cohen, Esq.
Keith E. Mandel                           Morrison Cohen Singer & Weinstein, LLP
3135 Katewood Court                       750 Lexington Avenue
Baltimore, Maryland 21209                 New York, New York 10022
                                          Telephone (212) 735-8600
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                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                December 31, 1996
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              (Date of Event which Requires Filing this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following space ___.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

CUSIP
No. 040408106                         13D

================================================================================
 1      Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person
                                 Keith E. Mandel
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 2      Check the Appropriate Box if a Member of a Group*              (a)   |_|
                                                                       (b)   |_|
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 3      SEC Use Only
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 4      Source of Funds*          BK,OO
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 5      Check Box if Disclosure of Legal Proceedings is Required             |_|
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 6      Citizenship or Place of Organization                      United States
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                  7  Sole Voting Power
                        178,400 shares                                     6.9%
    Number of     --------------------------------------------------------------
     Shares       8  Shared Voting Power
  Beneficially          0 shares                                             0%
    Owned By      --------------------------------------------------------------
      Each        9  Sole Dispositive Power
    Reporting           178,400 shares                                      6.9%
     Person       --------------------------------------------------------------
      With        10 Shared Dispositive Power
                        0 shares                                              0%
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11      Aggregate Amount Beneficially Owned By Each Reporting Person
                        178,400 shares
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12      Check Box if the Aggregate Amount in Row (11) excludes
          Certain Shares*                                                    |_|
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13      Percent of Class Represented by Amount in Row (11)
                                                                           6.9%
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14      Type of Reporting Person*                          IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

      This statement, dated December 31, 1996, relates to the reporting person's ownership of certain securities of Arista Investors Corp. (the "Issuer").

ITEM 1. SECURITY AND ISSUER

            (a) Class A Common Stock, $0.01 par value per share ("Common Stock") (CUSIP No. 040408106).

            (b)   Arista Investors Corp.
                  116 John Street
                  New York, New York 10038

ITEM 2. IDENTITY AND BACKGROUND

      1.    (a) Keith E. Mandel.

            (b)   Address:    3135 Katewood Court
                              Baltimore, Maryland 21209

            (c)   Principal Business: Physician
            (d)   No.
            (e)   No.
            (f)   United States.

      Keith Mandel is the adult son of Stanley S. Mandel, an officer and a director of the Issuer.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      On December 31, 1996, the reporting person purchased 178,400 shares of Common Stock from Stanley Mandel, for an aggregate purchase price of $446,000. The purchase price was paid by the delivery by the reporting person of a promissory note in the principal amount of $243,500 and the reporting person's assumption of Stanley Mandel's indebtedness to the Bank of New York in the principal amount of $202,500, which indebtedness was and remains secured by a pledge of the acquired Common Stock.

ITEM 4. PURPOSE OF THE TRANSACTION. The reporting person acquired his shares for purposes of investment. The reporting person does not have any plans or proposals which relate to or would result in any of the actions set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTERESTS IN SECURITIES OF THE ISSUER.

      (a) The following list sets forth the aggregate number and percentage (based on 2,570,100 shares of Common Stock outstanding as reported in the Issuer's Form 10-Q for the quarter ended September 30, 1996) of outstanding shares of Common Stock owned beneficially by the reporting person, as of December 31, 1996:

                                                         Percentage of Shares of
                             Shares of Common Stock           Common Stock
Name                           Beneficially Owned          Beneficially Owned
----                           ------------------          ------------------
Keith E. Mandel                      178,400                      6.9%

      (b) Keith E. Mandel has sole power to vote and dispose of 178,400 shares of Common Stock, which represents approximately 6.9% of the Common Stock.

      (c) The following is a description of all transactions in shares of Common Stock of the Issuer by the reporting person effected from October 31, 1996 through December 31, 1996 inclusive.

Name of                Purchase or        Number of Shares           Purchase or
Shareholder            Sale Date          Purchased or (Sold)        Sale Price
-----------            ---------          -------------------        ----------
Keith E. Mandel        12/31/96                178,400                $2.50

      (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities.

      (e) Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      (a) The shares of Common Stock are pledged to secure indebtedness in the principal amount of $202,500 owed by Stanley Mandel to the Bank of New York assumed by the reporting person.

      (b) Except for the circumstances discussed or referred to in paragraph (a) above, there are no contracts, arrangements, understandings, or relationships with respect to the securities of the Issuer among any of the persons reporting in this Schedule 13D.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

      Exhibit A Memorandum of Sale, dated as of December 31, 1996, between Stanley S. Mandel and Keith E. Mandel.

      Exhibit B Promissory Note, dated as of December 31, 1996, in the aggregate principal amount of $243,500, made by Keith E. Mandel in favor of Stanley S. Mandel.

      [Exhibit C Hypothecation Agreement, dated as of December 31, 1996, with the Bank of New York.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, correct and complete.

Date: January 10, 1997

                                        By: /s/ Keith E. Mandel
                                            --------------------------
                                                Keith E. Mandel

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
           CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).


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